Mail Stop 4561

November 1, 2007

Mr. Colin Binny
Chief Financial Officer
Amaru, Inc.
112 Middle Road, #08-01 Midland House
Singapore 188970

>   **Re: Amaru, Inc.**
>   **Form 10-KSB for the fiscal year ended December 31, 2006**
>   **File No. 0-32695**

Dear Mr. Binny:

We have reviewed your fourth response letter dated October 30, 2007 and have the following additional comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the fiscal year ended December 31, 2006

Financial Statements

5. Intangible Assets, page F-15

1.   We note your response to prior comment 1. Based upon this response and your previous responses, it appears that you believe that your film library is an intangible asset with an indefinite useful life. As such, please confirm to us that you will provide the disclosure which you included in your response letter dated September 12, 2007, concerning your film library and your impairment analysis of the film library, in your future filings. Additionally, confirm that you will consider all pertinent factors and the guidance at paragraphs 11 and 16 of SFAS 142 in any future analysis related to determining an estimate of useful life for your film library (and that you will not solely base your decision on a single factor such as a lower valuation).

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief